VIA EDGAR

October 16, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Symyx Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 8-K Filed July 29, 2009
File No. 000-27765

Dear Mr. Gilmore:

Symyx Technologies, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the further  comments received from the Staff contained in the letter from the Staff, dated October 8, 2009 (the “Comment Letter”), with respect to the Company’s filings listed above.

This letter will confirm that the Company intends to file its written response to the Comment Letter no later than Friday, October 30, 2009.  If this is not acceptable to the Staff, please contact me at (408) 720-2586.

Sincerely,

/s/ Charles D. Haley
Charles D. Haley
Senior VP, General Counsel and Secretary